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                             November 9, 2021

       Alexander Edgarov
       Chief Executive Officer
       InFinT Acquisition Corp
       32 Broadway, Suite 401
       New York, NY 10004

                                                        Re: InFinT Acquisition
Corp
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed November 3,
2021
                                                            File No. 333-256310

       Dear Mr. Edgarov:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed November 3, 2021

       Exhibits

   1.                                                   As previously
requested, please have counsel revise the legal opinion at Exhibit 5.2 to remove the language at
Section 7.1 suggesting that reliance on the opinion is limited except as permitted by
Section 7.2. In this regard, we note that Section 7.2 is narrowly focused, and does not
appear to contemplate reliance by investors in this offering. Please remove the limitations
on reliance or advise. Refer to Staff Legal Bulletin No. 19, Part
                                                        II.B.3.d for guidance.
 Alexander Edgarov
FirstName LastNameAlexander    Edgarov
InFinT Acquisition Corp
Comapany 9,
November  NameInFinT
             2021       Acquisition Corp
November
Page 2    9, 2021 Page 2
FirstName LastName
        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Matthew Ogurick